Mail Stop 4561

January 30, 2009

Mr. Michael S. Wasik
Chief Executive Officer
Roomlinx, Inc.
2150 West 6th Avenue, Unit H
Broomfield, CO 80020

      Re: **Roomlinx, Inc.**
              Form 10-KSB for the Year Ended December 31, 2007
              Forms 10-Q for the Quarters Ended March 31, June 30, and
              September 30, 2008
              File No. 0-26213

Dear Mr. Wasik:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Daniel L. Gordon
              Branch Chief